Filed Pursuant to Rule 424(b)(5)
Registration No. 333-281562

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 21, 2024)

Up to $3,552,128

Class A Common Stock

This prospectus supplement amends and supplements the information in the prospectus, dated August 21, 2024, filed with the Securities and Exchange Commission as a part of our registration statement on Form S-3 (File No. 333-281562) (the “Prior Prospectus”), relating to the offer and sale, from time to time, of an aggregate offering price of up to $50,000,000 of shares of our Class A common stock, $0.0001 par value per share (“common stock”), pursuant to the sales agreement, dated August 14, 2024 (the “Sales Agreement”) we previously entered into with Leerink Partners LLC (“Leerink Partners”). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus and any future amendments or supplements thereto. As of the date of this prospectus supplement, we have issued 2,241 shares under the Sales Agreement for net proceeds of approximately $0.2 million and approximately $49.8 million of common stock remains available to be sold under the Sales Agreement.

We are filing this prospectus supplement to amend the Prior Prospectus because we are now subject to General Instruction I.B.6. of Form S-3, which limits the amounts that we may sell under the registration statement of which this prospectus supplement and the Prior Prospectus are a part. After giving effect to these limitations, we currently may offer and sell shares of our common stock having an aggregate offering price of up to $3,552,128 under the Sales Agreement. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the Prior Prospectus are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the NYSE American LLC under the symbol “AEON.” The aggregate market value of our common stock held by non-affiliates as of June 11, 2025 pursuant to General Instruction I.B.6 of Form S-3 is $10,657,453, which was calculated based on 11,032,561 shares of our common stock outstanding held by non-affiliates and at a price of $0.966 per share, the closing price of our common stock on June 11, 2025. As of the date hereof, we have not offered or sold any securities pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof. As a result of the limitations of General Instruction I.B.6. of Form S-3, and in accordance with the terms of the Sales Agreement, we are registering the offer and sale of shares of our common stock having an aggregate offering price up to $3,552,128 from time to time through Leerink Partners. In addition, we have agreed to reimburse Leerink Partners up to $75,000 of Leerink Partners’ actual outside legal expenses incurred by Leerink Partners in connection with executing the Sales Agreement, plus certain ongoing outside legal expenses up to $25,000 in connection with quarterly diligence bringdowns thereafter, and for certain other expenses, including Leerink Partners’ FINRA counsel fees in an amount up to $15,000.

Investing in our securities involves significant risks. Please see “Risk Factors” beginning on page S-5 of the Prior Prospectus and in the documents incorporated by reference into this prospectus supplement and the Prior Prospectus and in our most recent Annual Report on Form 10-K and in our most recently Quarterly Report on Form 10-Q, and any amendments thereto, which are incorporated by reference into this prospectus supplement and the Prior Prospectus, and under similar headings in the other documents that are filed after the date hereof and incorporated by reference into this prospectus supplement and the Prior Prospectus for a discussion of the factors you should carefully consider before deciding to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prior Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Leerink Partners

The date of this prospectus supplement is June 16, 2025